SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2013

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☑            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release issued by Videotron dated June 17, 2013

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Closing of C$400 Million Senior Notes Offering

Montréal, June 17, 2013 – Videotron Ltd. today announced the closing of its issuance and sale of C$400.0 million aggregate principal amount of its 5 5/8% Senior Notes due 2025. The new senior notes were sold at par, carry a coupon of 5 5/8% and will mature on June 15, 2025, being the first 12-year Canadian-dollar high-yield corporate bond issued in the Canadian market. Strong demand permitted Videotron to upsize the offering with pricing on the tight end of a favorable range.

Videotron intends to use the proceeds of this offering to finance a portion of the redemption and retirement of US$380.0 million aggregate principal amount of its issued and outstanding 9 1/8% Senior Notes due 2018 on or around July 2, 2013, to finance settlement and termination costs, if any, of related hedging contracts, and to pay related transaction fees and expenses.

This press release is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The Senior Notes due 2025 mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada is being made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

On June 3, 2013, Videotron Ltd. announced a notice of partial redemption of its issued and outstanding 9 1/8% Senior Notes due 2018, in accordance with the indenture governing such notes.

Videotron, a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, and Internet access, cable telephone and mobile telephone services. Videotron is a leader in new technologies with its illico interactive television service and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of March 31, 2013, Videotron was serving 1,849,200 cable television customers, including 1,500,300 subscribers Digital TV. Videotron is also the Québec leader in high-speed Internet access, with 1,397,300 subscribers to its cable service as of March 31, 2013. As of the same date, Videotron had 420,900 subscriber connections to its mobile telephone service and was providing cable telephone service to 1,274,000 Québec households and organizations. For the eighth consecutive year, Videotron was ranked as Québec’s most respected telecommunications company by Les Affaires magazine, based on a Léger Marketing survey.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: general economic, financial or market conditions; the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission; new technologies that would change consumer behaviour toward our product suite; unanticipated higher capital spending required or to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy; labour disputes or strikes; changes in our ability to obtain services and equipment critical to our operations; changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures; our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt. We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this press release, and you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Videotron’s annual report on Form 20-F for the year ended December 31, 2012 for further details and descriptions of these and other factors. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

For more information, please contact

Jean-Francois Pruneau

Senior Vice President and Chief Financial Officer

Quebecor Media Inc.

Telephone: 514 380-4144

For media only

Youann Blouin

Specialist, Media and Analysts

Corporate Communications

Telephone: 514 380-7069

Mobile: 438 491-0825

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

By:	/s/ Dominique Fortin
Dominique Fortin
Assistant Secretary

Date: June 19, 2013